Marc O. Williams +1 212 450 6145 marc.williams@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 9, 2023

Re:	UBS Group AG

Amendment No. 3 to

Registration Statement on Form F-4

Filed June 6, 2023

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

As discussed with the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to UBS Group AG’s Amendment No. 3 to Registration Statement (the “Third Amended Registration Statement”) on Form F-4 and the correspondence submitted by UBS Group AG on June 8, 2023, UBS Group AG hereby confirms to the Staff that the failure to transition to UBS Group entities (or a third party) the services provided by Credit Suisse group companies to US registered investment companies would not have a material effect on the Combined Group.

In addition, UBS Group AG is submitting this correspondence with additional proposed changes to the previously submitted proposed changes to the Third Amended Registration Statement (the “Additional Proposed Changes”). The Additional Proposed Changes will be included in UBS Group AG’s Amendment No. 4 to Registration Statement on Form F-4.

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Should any questions arise, please do not hesitate to contact me at (212) 450 6145 (tel) or marc.williams@davispolk.com, John B. Meade at (212) 450 4077 (tel) or john.meade@davispolk.com, or Evan Rosen at (212) 450 4505 (tel) or evan.rosen@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marc O. Williams

cc:

Sergio P. Ermotti, Group Chief Executive Officer

David Kelly, Managing Director

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